Neurotrope, Inc.

205 East 42nd Street – 16th Floor

New York, New York 10017

April 19, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

RE:	Neurotrope, Inc. Registration Statement on Form S-3

File No. 333-217089

Acceleration Request

Dear Ms. Hayes:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Neurotrope, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Friday, April 21, 2017, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732 with any comments or questions regarding the Registration Statement.

Very truly yours,

Neurotrope, Inc.

/s/ Robert Weinstein
By: Robert Weinstein
Its: Chief Financial Officer, Treasurer, Secretary and Executive Vice President

cc:	Mary Beth Breslin, Securities and Exchange Commission

Jeffrey Gabor, Securities and Exchange Commission

Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.